Exhibit (ii)

Dear Synthorx Colleagues,

Today, Synthorx and Sanofi announced plans to bring Synthorx into the Sanofi family. As the Head of Research and Development at Sanofi, I am tremendously excited at the prospect of uniting our teams to develop transformative medicines for patients with cancer and immunological disorders.

In our meetings with senior leaders at Synthorx, we have discovered a similarity of purpose, focus and commitment to what I see every day in our R&D organization at Sanofi. Like you, we are dedicated to bringing new medicines to patients that can make a meaningful difference in their lives. We have a rich history in oncology, and have built an exciting, emerging pipeline that will be significantly bolstered by the addition of Synthorx’s immuno-oncology portfolio. Sanofi is also deeply committed to autoimmunity and thus we are keen to help bring your immuno-modulatory molecules to patients battling with chronic inflammatory diseases.

In building the Sanofi pipeline, we have invested broadly in expanding our “toolbox” of modalities, and consequently our portfolio has become increasingly diverse. An excellent example is found in the nanobody platform that the company accessed when we recently brought Ablynx into the Sanofi family. We anticipate Synthorx’s novel and powerful discovery platform will have significant synergies with our drug discovery platforms, enabling the discovery of transformative medicines in oncology, immunology, and eventually other indications. We believe that we have complementary strengths and look forward to learning from each other as we raise the standard of care for patients. By joining forces, we will push the boundaries of medicine and technology to develop trail-blazing therapies for patients in need.

As you may know, Sanofi is a global, diversified healthcare company made up of approximately 100,000 colleagues across the globe. In particular, Sanofi’s global commercial presence and established footprint can help deliver Synthorx’s pipeline to the patients around the world, expanding the magnitude of your impact on human health on a global scale.

Today marks the first step in this process. Until the deal is completed, which we expect to occur during the first quarter of 2020, subject to conditions, such as antitrust clearance and other customary requirements, Synthorx will continue to operate as a separate company. During this time, it will be critical that you continue to advance your pipeline with the urgency that patients would expect.

Upon closing, I look forward to welcoming you to the Sanofi family and overseeing a smooth transition for the Synthorx teams. We are extremely excited to work with you to transform the lives of patients.

Best Regards,

John C. Reed, MD. Ph.D.

Global Head, Sanofi Research and Development

Additional Information and Where to Find It

The tender offer for the outstanding shares of Synthorx common stock (“Synthorx”) referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Synthorx, nor is it a substitute for the tender offer materials that Sanofi and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Sanofi and its acquisition subsidiary will file tender offer materials on Schedule TO, and thereafter Synthorx will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF SYNTHORX ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SYNTHORX STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Synthorx at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting Sanofi at ir@sanofi.com or on Sanofi’s website at https://en.sanofi.com/investors.